                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 11-K


         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               For the Fiscal year ended December 31, 1999

                                      OR

         ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from

                          Commission File No: 1-10955

                    THE ENVIRONMENTAL ELEMENTS CORPORATION
                        401(K) RETIREMENT SAVINGS PLAN

                      ENVIRONMENTAL ELEMENTS CORPORATION
                              3700 Koppers Street
                          Baltimore, Maryland 21227

Environmental Elements Corporation
401(k) Retirement Savings Plan

Financial Statements
As Of December 31, 1999 and 1998
Together With Report of
Independent Public Accountants

Report of Independent Public Accountants


To the Administrative Committee of
the Environmental Elements Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Environmental Elements Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999, is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedule and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Arthur Andersen LLP

Baltimore, Maryland
June 7, 2000

Environmental Elements Corporation
401(k) Retirement Savings Plan

Table of Contents


                                                           Page
Statements of Net Assets Available for Plan Benefits
  As of December 31, 1999 and 1998                            1

Statement of Changes in Net Assets Available for
Plan Benefits with Fund Information
  For the Year Ended December 31, 1999                        2

Notes to Financial Statements and Supplemental Schedule
  December 31, 1999 and 1998                                  3

Schedule of Investments Held
  As of December 31, 1999                                     5

Environmental Elements Corporation
401(k) Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 1999 and 1998

                                                             1999             1998
                                                         ----------        ----------
Assets:
 Investments in mutual funds at market,
 participant directed:
   Putnam Stable Value Fund                              $1,466,701        $1,565,178
   The George Putnam Fund of Boston                         197,845           127,835
   Putnam OTC Emerging Growth Fund                          535,330           144,952
   Putnam Income Fund                                        87,288            81,919
   The Putnam Fund for Growth and Income                  1,757,015         2,449,162
   Putnam International Growth Fund                         603,183           173,836
   Putnam Vista Fund                                        814,768           376,827
   Putnam Investors Fund                                    140,675                --
                                                         ----------        ----------
                                                          5,602,805         4,919,709
 Environmental Elements Corporation Common
 Stock at market, participant directed                      799,187         1,035,186
                                                         ----------        ----------
Total investments                                         6,401,992         5,954,895
 Loan Fund                                                   58,346            26,407
                                                         ----------        ----------
Net assets available for plan benefits                   $6,460,338        $5,981,302
                                                         ==========        ==========

The accompanying notes are an integral part of these statements.

Environmental Elements Corporation
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information
For the Years Ended December 31, 1999 and 1998
(Notes 1, 2 and 3)

                                                                              Participant Directed/Fund Information
                                                                  ----------------------------------------------------------------

                                                                                 George
                                                                    Putnam       Putnam     Putnam OTC     Putnam      Putnam Fund
                                                                    Stable       Fund of      Emerging     Income      for Growth
                                                                  Value Fund     Boston     Growth Fund     Fund       and Income
                                                                  ----------     --------   -----------    --------    ----------

Transfer among funds                                              $ (170,744)    $ 22,219     $ 68,181     $(21,383)   $ (324,591)
                                                                  ----------     --------     --------     --------    ----------
Additions:
 Contributions-
  Employer                                                                --           --           --           --            --
  Participant                                                         60,551       58,152       54,057       28,140       193,692
                                                                  ----------     --------     --------     --------    ----------
Total contributions                                                   60,551       58,152       54,057       28,140       193,692
  Interest and dividends                                              82,902       19,574       25,904        5,142       188,962
  Realized and unrealized gains (losses)                                  --      (22,966)     241,833       (6,608)     (130,900)
  Net loan activity                                                   (5,879)       1,049        1,134          621       (28,267)
                                                                  ----------     --------     --------     --------    ----------
Total additions                                                      137,574       55,809      322,928       27,295       223,487
                                                                  ----------     --------     --------     --------    ----------
Deductions:
 Benefit distributions                                               (65,307)      (8,018)        (731)        (543)     (591,043)
                                                                  ----------     --------     --------     --------    ----------
Total deductions                                                     (65,307)      (8,018)        (731)        (543)     (591,043)
                                                                  ----------     --------     --------     --------    ----------
Net increase (decrease) for the year                                 (98,477)      70,010      390,378        5,369      (692,147)
Net assets available for plan benefits, beginning of year          1,565,178      127,835      144,952       81,919     2,449,162
                                                                  ----------     --------     --------     --------    ----------
Net assets available for plan benefits, end of year               $1,466,701     $197,845     $535,330     $ 87,288    $1,757,015
                                                                  ==========     ========     ========     ========    ==========

                                                                                                        Putnam
                                                              Putnam                      Putnam        Global     Environmental
                                                           International     Putnam      Investors      Growth     Elements Corp.
                                                            Growth Fund     Vista Fund     Fund          Fund       Common Stock
                                                            -----------     ----------   ---------      -------    --------------

Transfer among funds                                          $144,685       $ 47,669     $108,465      $   989      $  124,510
                                                              --------       --------     --------      -------      ----------
Additions:
 Contributions-
  Employer                                                          --             --           --           --         108,412
  Participant                                                   86,900        121,897        7,945          250          23,735
                                                              --------       --------     --------      -------      ----------
Total contributions                                             86,900        121,897        7,945          250         132,147
  Interest and dividends                                        21,972         92,456          926           --              --
  Realized and unrealized gains (losses)                       175,865        173,801       22,961       (1,239)       (452,383)
  Net loan activity                                                 --          2,376          378           --             252
                                                              --------       --------     --------      -------      ----------
Total additions                                                284,737        390,530       32,210         (989)       (319,984)
                                                              --------       --------     --------      -------      ----------
Deductions:
 Benefit distributions                                             (75)          (258)          --           --         (40,525)
                                                              --------       --------     --------      -------      ----------
Total deductions                                                   (75)          (258)          --           --         (40,525)
                                                              --------       --------     --------      -------      ----------
Net increase (decrease) for the year                           429,347        437,941      140,675           --        (235,999)
Net assets available for plan benefits, beginning of year      173,836        376,827           --           --       1,035,186
                                                              --------       --------     --------      -------      ----------
Net assets available for plan benefits, end of year           $603,183       $814,768     $140,675      $    --      $  799,187
                                                              ========       ========     ========      =======      ==========




















                                                             Loan Fund         Total
                                                             ----------      ----------
Transfer among funds                                            $    --      $       --
                                                                -------      ----------
Additions:
 Contributions-
  Employer                                                           --         108,412
  Participant                                                        --         635,319
                                                                -------      ----------
Total contributions                                                  --         743,731
  Interest and dividends                                          3,603         441,441
  Realized and unrealized gains (losses)                             --             364
  Net loan activity                                              28,336              --
                                                                -------      ----------
Total additions                                                  31,939       1,185,536
                                                                -------      ----------
Deductions:
 Benefit distributions                                               --        (706,500)
                                                                -------      ----------
Total deductions                                                     --        (706,500)
                                                                -------      ----------
Net increase (decrease) for the year                             31,939         479,036
Net assets available for plan benefits, beginning of year        26,047       5,981,302
                                                                -------      ----------
Net assets available for plan benefits, end of year             $58,346      $6,460,338
                                                                =======      ==========

The accompanying notes are an integral part of these statements.

Environmental Elements Corporation
401(k) Retirement Savings Plan

Notes to Financial Statements and Supplemental Schedules
December 31, 1999 and 1998

1. Plan Description:

The Environmental Elements Corporation 401(k) Retirement Savings Plan (the EEC
Plan), a defined contribution 401(k) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the EEC Plan (collectively referred to as the Plan). Environmental Elements Service Corporation discontinued operations during the tax year ended March 1997. Employees of Environmental Elements Corporation are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by employees of the Environmental Elements Corporation.

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute from 1% to 15% of their annual compensation on a pre-tax basis. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income are based on the proportion of each participant's account balance to the total of all account balances within each fund. On termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of their account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Effective August 1, 1990, the Plan was amended to provide for Employer matching contributions. The Environmental Elements Corporation (the Employer) will match 50% of the participant's contribution to the Plan, not to exceed 3% of their salary. Through March 31, 1999, the Employer match was made in the form of Employer common stock from authorized but unissued shares of Environmental Elements Corporation stock. Beginning April 1, 1999, the Employer made matching cash contributions by purchasing Employer common stock on the open market. Participants become fully vested in Employer matching contributions upon completion of five years of service. A year of service is defined as a consecutive twelve-month period in which an employee completes one thousand hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

Effective January 1, 1998, participants are permitted to borrow against their vested 401(k) balance. A participant may take out a loan of $50,000 or up to 50% of his/her vested balance, whichever is less. Loans must be repaid to the participant's account through payroll deductions on an after-tax basis. All loans must be repaid within 5 years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan. The range of interest rates for all 1999 participant loans is 7.75% - 8.5%.

2. Significant Accounting Policies:

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.

Valuation of Investments

Investments included in the accompanying financial statements are stated at market value.

Income Taxes

The Plan has obtained a determination letter, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust was qualified and tax exempt as of the financial statement dates.

Administrative Expenses

All administrative expenses are borne by the Employer and, as such, have not been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Schedule of Investments Held:

Investments are stated at market value and are held by Putnam Fiduciary Trust Company (Trustee). The accompanying supplemental Schedule of Investments Held represents a detailed listing of all investments held by the Plan as of December 31, 1999.

Environmental Elements Corporation
401(k) Retirement Savings Plan

Schedule of Investments Held
As of December 31, 1999

                                                                Number
                                                                  of
          Description of Investments                            Shares       Market Value
-----------------------------------------------                 ------       ------------
Putnam Stable Value Fund                                      1,466,701       $1,466,701
The George Putnam Fund Of Boston                                 12,153          197,845
Putnam OTC Emerging Growth Fund                                  14,464          535,330
Putnam Income Fund                                               13,725           87,288
The Putnam Fund For Growth And Income                            93,707        1,757,015
Putnam International Growth Fund                                 20,323          603,183
Putnam Vista Fund                                                46,665          814,768
Putnam Investors Fund                                             7,346          140,675
Environmental Elements Corporation Common Stock                 345,595          799,187
                                                                             ------------
                                                                              $6,401,992
                                                                             ============

The accompanying notes are an integral part of this schedule.

                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K)
RETIREMENT SAVINGS PLAN



/s/ John C. Nichols                        June 26, 2000
-------------------------                  -------------
John C. Nichols                             Date
Plan Administrator